Exhibit 3.1

AMENDMENT NO. 1 TO THE

BYLAWS

OF

LIVEXLIVE MEDIA, INC.

(a Delaware corporation)

Section 3.11 of the Bylaws of LiveXLive Media, Inc., a Delaware corporation (the “Corporation”), is hereby amended and restated in its entirety to read as follows:

“3.11 REMOVAL OF DIRECTORS.

Subject to the rights of the holders of the shares of any series of Preferred Stock, any individual director may be removed from office, with or without cause, at any time by the affirmative vote of holders of shares of the Corporation’s capital stock issued and outstanding entitled to vote at an election of directors representing at least the majority of the votes entitled to be cast thereon. A director may also be removed for gross negligence, violation of local, state or federal laws, gross misconduct, or failure to meet the fiduciary obligations of directors at any time by a majority of the vote of the Board, provided that such action of the entire Board is taken at a meeting called expressly for that purpose or by a written consent filed with the Secretary of the Corporation or, in his or her absence, with any other officer.”

Approved by the Board of Directors of the Corporation and effective as of January 11, 2021.